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                                                               EXHIBIT (a)(1)(c)

                                                         [TO BE SENT VIA E-MAIL]


                               December 21, 2000



Subject Line: Instructions for Participating in Lante's Stock Option Replacement Program

As we announced to you several days ago by e-mail, because Lante is committed to developing additional incentive programs for employees, it has created a Stock Option Replacement Program for the benefit of employees whose stock options are currently underwater (meaning their exercise or "strike" price is above the current market value of Lante's common stock). The Stock Option Replacement Program is an opportunity for eligible employees to choose whether they want to keep their current options or have them replaced with a grant given at a later date that has the potential for a lower strike price and a faster vesting schedule.

This e-mail gives another overview of the program and instructions on how, and materials needed, to participate. Lante's offer is being made under the terms and subject to the conditions of the Offer to Exchange and Letter of Transmittal that are attached to this letter. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender any of your options. A tender of options involves risks that are mentioned in this letter and further discussed in the Offer to Exchange. To tender options for exchange, you must properly complete and return to Scott Smaller, Lante's Treasurer, the Letter of Transmittal and any other required documents prior to the expiration of Lante's offer, which is currently expected to be 12:00 midnight, Eastern time, on Monday, January 22, 2001.

The Stock Option Replacement Program - What it Is
--------------------------------------------------

The Stock Option Replacement Program allows eligible employees to turn in options in exchange for Lante committing to grant new options at a later date. That date will be on or about the first business day that is at least six months and one day following the date Lante cancels the tendered options (the "Cancellation Date," which is expected to be the day following the expiration of the offer). For example, if the Cancellation Date on which Lante accepts and cancels the tendered options is January 23, 2001, the business day following the scheduled expiration date, Lante will grant the new options on or about July 24, 2001. Under this program, for every three options an employee turns in, he or she will receive two options at a strike price equal to the fair market value of Lante common stock on the grant date.

For example, if an eligible employee returns a grant of 3,000 options with a strike price of $35.00 per share prior to the scheduled expiration date of January 22, 2001, that employee will receive a new grant of 2,000 stock options on or about July 24, 2001 with a strike price equal to the fair market value of Lante common stock on the future grant date.

The new options will have a 3-year, monthly vesting schedule that begins on or about July 24, 2001, the scheduled date of the grant. That means the replacement grant will become exercisable in 36 equal monthly installments after the grant date and the new grant will be fully exercisable in three years, subject to the terms and conditions of Lante's Amended and Restated 1998 Stock Option Plan and your option agreement that you will enter into with Lante on the new grant date. Please note that this vesting schedule will apply to all new options granted under this program, even those issued in exchange for vested options. Stock option grants that you choose not to tender will continue to vest according to their current schedule. The new options will expire nine years from the date of grant.

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New options will be granted pursuant to, and be subject to the terms and conditions of, Lante's Amended and Restated 1998 Stock Option Plan and a stock option agreement with Lante that you will have to sign on the new grant date.

Who is Eligible
----------------

All employees at senior manager level or below are eligible to tender their options for exchange. Individuals who are managing directors, officers, vice presidents, principals, advisory board members and directors (except art director) are not eligible to participate in the program.

How it Works
-------------

If you choose to replace your stock options, please keep in mind the following:

 .    You must replace a full grant. For example, if you have an option grant for
     2,000 shares with an exercise price of $35.00 per share, you cannot replace 1,500 for new options and keep 500 at the original strike price. If any are turned in from a particular grant, all must be.

 .    No fractional options will be issued. Instead, Lante will round down to the nearest whole number. For example, if you tender 5,000 options that Lante accepts for exchange, you will receive 3,333 new options on the later grant date.

 .    All unexercised eligible options, whether vested or unvested, can be surrendered for exchange.

 .    Although you get the benefit of a 3-year, monthly vesting schedule for the new options you receive, no portion of the new options will be immediately exercisable, even if you surrender vested options for replacement. The 3-year, monthly vesting schedule of the new options will not begin until the new grant date of those options.

 .    If you have multiple option grants and you choose not to replace all of your grants, be aware that you will be subject to a "six month look-back provision." The "six month look-back provision" will require you to replace all option grants that you received during the six months immediately prior to the Cancellation Date if those grants were made subsequent to, and have an exercise price lower than the exercise price of, the grant(s) that you wish to replace. For example, if you received an option grant in September 2000 with an exercise price of $9.00 per share and a grant in November 2000 with an exercise price of $3.00 per share and you wanted to tender your September 2000 option grant, you would also be required to tender your November 2000 grant for exchange.

 .    If you are an eligible employee, whether or not you participate in the
     Stock Option Replacement Program, grants of stock options after the date hereof that you would otherwise be eligible to receive may be deferred until after the scheduled expiration date of January 22, 2001, in the case of those who do not participate in the Stock Option Replacement Program, or until after the scheduled grant date of July 24, 2001, in the case of those who do participate in the Stock Option Replacement Program. For example, if you do not participate in the Stock Option Replacement Program and are promoted on January 1, 2001, you may not receive any applicable promotion grant until after the expiration date, and, if you do participate in the Stock Option Replacement Program and are promoted on January 1, 2001, you may not receive any applicable promotion grant until after the grant date. The strike price for any deferred grant will be the fair market value of the common stock on the day of actual grant and the vesting of any deferred grant will begin on the day of actual grant.

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How to Participate
-------------------

If you want to participate in the Stock Option Replacement Program, you need to fill out the attached Letter of Transmittal and send it by mail, fax, or hand delivery to Scott Smaller, Lante's Treasurer, by 12:00 midnight, Eastern time, on January 22, 2001, unless Lante extends the offer.

If you change your mind after you send in the form and wish to withdraw your tendered options from the program, you can do so by delivering a written notice to Lante prior to expiration of the offer.


Frequently Asked Questions
---------------------------

Why is Lante giving its eligible employees the opportunity to replace current underwater options for new options?

Lante realizes that many current outstanding options have strike prices that are significantly higher than the current market price of the common stock. Because of that, those options may not currently be providing the long-term performance incentives that Lante would like its employee to have. This replacement program gives employees a choice to receive options that over time may have a greater potential to increase in value.


Why do I have to wait six months and one day for a new grant? Why can't I get a new grant immediately at the current stock price?

So that we may avoid recording compensation expense against our earnings for financial reporting purposes, accounting literature requires that we wait a minimum of six months and one day before we issue the replacement options. Further, we are not allowed to establish the exercise price for such replacement options prior to the actual issuance date if we are to avoid such unfavorable accounting treatment for this replacement program. This program balances our desire to make an opportunity available for employees while not creating a program that is fiscally irresponsible.


Why doesn't Lante simply reprice current options?

Based on accounting guidance, "repricing" existing options would result in variable accounting for such options and would cause Lante to incur additional compensation expense each quarter until such repriced options are exercised, cancelled or expired. Also, this program lets employees make an individual decision about what they want to do with their options - repricing requires that everyone participate whether they want to or not.


What do we expect the stock price to be in July of next year when the new options are granted?

There's no way to predict what the stock price will be in July 2001, just as there's no way to predict client activity or market volatility over the next six months. It's possible that the market price of Lante common stock could increase so that the exercise price of your replacement options granted in July 2001 could be higher than the current strike price of the options you surrender for exchange.

You need to make your decision on participating in the Stock Option Replacement Program based on the strike price of your current options, your expectations regarding the performance of our stock between now and July 2001, the revised vesting schedule, the deferral of additional grants during the waiting period and other factors disclosed in the Offer to Exchange.

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How can I find out the size and strike price of my current option grants?

Review your current stock option agreement(s) or go to optionslink.com. If you need a log-in password to review your information online, please call OptionsLink customer service at 800-838-0908 (internationally at 650-599-0125) or call ETrade at 888-680-2132. Lante's representative is Colby Fisher (although others there may take your call and can be of service) Email: fsspa@etrade.com. Be aware that grants issued in December 2000 or January 2001 may not yet be listed online.

What if I am no longer with the company (for any reason, including voluntary termination, involuntary termination or death) before the new options are granted in July 2001?

If for any reason you are not an employee of Lante from the date you tender options through the date we grant the new options, you will not receive any new options or any other consideration for your tendered options.

How does this impact the stock I've purchased through the Employee Stock Purchase Plan (ESPP)?

It does not. That is a completely different program not at all related to the Stock Option Replacement Program.


What happens to other grants I may have that I choose not to replace?

Nothing, assuming that they do not have to be exchanged and cancelled according to the "six month look-back provision." They remain outstanding and retain their current exercise price and continue to vest. The portion that is exercisable may be exercised during the period after the Cancellation Date and prior to the grant date of the new options.


Who do I contact with additional questions?

If you need more information about the Lante Stock Option Replacement Program, please contact your benefits representative at 312-696-5000. Additional information about the six-month look back provision can be answered by Bill Davis at 312-696-5122.

Lante's board of directors makes no recommendation as to whether or not you should tender your options. You must make your own decision whether to tender your options. For questions regarding tax implications or other investment-related questions, you should talk to your own counsel, accountant and/or financial advisor.

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